                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of August 2003


Commission File Number: 0-29150


                     Randgold & Exploration Company Limited
                     --------------------------------------
                 (Translation of registrant's name into English)


                5 Press Avenue, Selby, Johannesburg, South Africa
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                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]     Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

         NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes [ ]           No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

         Attached to the Registrant's Form 6-K Filing for the month of August 2003, and incorporated by reference herein, are:


    Exhibit No.                        Description
    -----------                        -----------

        1. News Release entitled "Randgold Re-Establishes Itself as Active Mining Business, Reports Strong Surge in Interim Earnings", dated August 12, 2003.

        2. News Release entitled "Randgold Resources Posts Threefold Increase in Interim Profits, Steps up Exploration and New Business Development", dated August 12, 2003.

        3. Press Release entitled "Randgold Resources Confirms Merger Proposal", dated August 8, 2003.

        4.     Interim Report for the Six Months Ended 30 June 2003.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         RANDGOLD & EXPLORATION COMPANY LIMITED



                                         By:   /s/ David J. Haddon
                                             ----------------------------------
                                               David J. Haddon
                                               Group Company Secretary




Dated: August 26, 2003